Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-128461

Pricing Supplement to the Prospectus Supplement No. 527 dated October 3, 2005 — No. 539

The Goldman Sachs Group, Inc. Medium-Term Notes, Series B

$4,000,093.37
3.25% Trigger Mandatory Exchangeable Notes due November 2006 (Exchangeable for Common Stock of Wal-Mart Stores, Inc.)

This pricing supplement and the accompanying prospectus supplement no. 527, relating to the trigger mandatory exchangeable notes, should be read together. Because the trigger mandatory exchangeable notes are part of a series of our debt securities called Medium-Term Notes, Series B, this pricing supplement and the accompanying prospectus supplement no. 527 should also be read with the accompanying prospectus dated October 3, 2005, as supplemented by the accompanying prospectus supplement dated October 3, 2005. Terms used here have the meanings given them in the accompanying prospectus supplement no. 527, unless the context requires otherwise.

The trigger mandatory exchangeable notes offered by this pricing supplement, which we call the “offered notes” or the “notes”, have the terms described in the accompanying prospectus supplement no. 527, as supplemented or modified by the following:

Issuer:    The Goldman Sachs Group, Inc.

Face amount:    each offered note will have a face amount equal to $47.957, which is the initial index stock price; the aggregate face amount for all the offered notes is $4,000,093.37

Initial index stock price: $47.957

Original issue price:    100% of the face amount

Net proceeds to the issuer:    99.90% of the face amount

Trade date:    November 7, 2005

Settlement date (original issue date):    November 15, 2005

Stated maturity date:    November 16, 2006, unless extended for up to six business days

Interest rate (coupon):    3.25% per year

Interest payment dates:    February 16, 2006, May 16, 2006, August 16, 2006 and November 16, 2006

Regular record dates:    for the interest payment dates specified above, five business days before the applicable interest payment date

Index stock and index stock issuer:    common stock of Wal-Mart Stores, Inc.

CUSIP no.:    38143Y426

Your investment in the notes involves certain risks. In particular, assuming no changes in market conditions or any other relevant factors, the value of your note on the date of this pricing supplement (as determined by reference to pricing models used by Goldman, Sachs & Co.) is significantly less than the original issue price. We encourage you to read “Additional Risk Factors Specific to Your Note” beginning on page S-3 of this pricing supplement and on page S-3 of the accompanying prospectus supplement no. 527 so that you may better understand those risks. The offered notes are not principal-protected and you could lose your entire investment. In addition, the payment amount is capped.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

Goldman Sachs may use this pricing supplement in the initial sale of the offered notes. In addition, Goldman, Sachs & Co. or any other affiliate of Goldman Sachs may use this pricing supplement in a market-making transaction in an offered note after its initial sale. Unless Goldman Sachs or its agent informs the purchaser otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction.

Goldman, Sachs & Co.

Pricing Supplement dated November 7, 2005.

Principal amount:

On the stated maturity date, each offered note will be exchanged for index stock at the exchange rate or, at the option of Goldman Sachs, for the cash value of that stock based on the final index stock price.

Exchange rate:

If the final index stock price equals or exceeds the cap price, then the exchange rate will equal the cap fraction times one share of index stock for each $47.957 of the outstanding face amount, regardless of whether the market price of the index stock falls below the threshold price at any time during the measurement period.

If the market price of the index stock does not fall below the threshold price at any time during the measurement period, then:

•	if the final index stock price is less than the cap price but equals or exceeds the initial stock price, the exchange rate will equal one share of the index stock for each $47.957 of the outstanding face amount; or

•	if the final index stock price is less than the initial index stock price, the exchange rate will equal the threshold fraction times one share of index stock for each $47.957 of the outstanding face amount.

If the market price of the index stock falls below the threshold price at any time during the measurement period, then:

•	the exchange rate will equal one share of the index stock for each $47.957 of the outstanding face amount.

The exchange rate is subject to anti-dilution adjustment as described in the accompanying prospectus supplement no. 527.

Please note that the amount you receive for each $47.957 of outstanding face amount on the stated maturity date will not exceed the cap price and that it could be substantially less than $47.957. You could lose your entire investment in the offered notes.

Initial index stock price:	$47.957 per share.

Final index stock price:	The closing price of one share of the index stock on the determination date, subject to anti-dilution adjustment.

Cap price:	The initial index stock price times 1.15, which equals $55.151 per share.

Cap fraction:	The cap price divided by the final index stock price.

Threshold price:	The initial index stock price times 0.85, which equals $40.763 per share.

Threshold fraction:	The initial index stock price divided by the final index stock price.

Measurement period:	Any trading day from but not including the trade date up to and including the determination date.

Determination date:	The fifth trading day prior to the stated maturity date unless extended for up to five business days.

No listing:	The offered notes will not be listed on any securities exchange or interdealer market quotation system.

Additional risk factors specific to your note:

Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of Your Note on the Date of this Pricing Supplement (As Determined By Reference to Pricing Models Used by Goldman, Sachs & Co.) Is Significantly Less than the Original Issue Price

The value or quoted price of your note at any time, however, will reflect many factors and cannot be predicted. If Goldman, Sachs & Co. makes a market in the offered notes, the price quoted by Goldman, Sachs & Co. would reflect any changes in market conditions and other relevant factors, and the quoted price could be higher or lower than the original issue price, and may be higher or lower than the value of your note as determined by reference to pricing models used by Goldman, Sachs & Co.

If at any time a third party dealer quotes a price to purchase your note or otherwise values your note, that price may be significantly different (higher or lower) than any price quoted by Goldman, Sachs & Co. You should read “Additional Risk Factors Specific to Your Note – The Market Price of Your Note May Be Influenced by Many Unpredictable Factors” in the accompanying prospectus supplement no. 527.

Furthermore, if you sell your note, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that Goldman, Sachs & Co. or any other party will be willing to purchase your note; and, in this regard, Goldman, Sachs & Co. is not obligated to make a market in the notes. See “Additional Risk Factors Specific to Your Note – Your Note May Not Have an Active Trading Market” in the accompanying prospectus supplement no. 527.

Wal-Mart Stores, Inc:

According to its publicly available documents, Wal-Mart Stores, Inc. operates retail stores in various formats around the world. Information filed with the SEC by Wal-Mart Stores, Inc. under the Exchange Act can be located by referencing its SEC file number: 001-06991.

Historical trading price information:

The index stock is traded on the New York Stock Exchange (“NYSE”) under the symbol “WMT”. The following table shows the quarterly high, low and final closing prices for the index stock as traded on the NYSE for the four calendar quarters in each of 2003, 2004 and 2005, through November 7, 2005. We obtained the trading price information shown below from Bloomberg Financial Services, without independent verification.

	High	Low	Close
2003
Quarter ended March 31	54.67	46.74	52.03
Quarter ended June 30	56.70	52.00	53.67
Quarter ended September 30	60.08	54.35	55.85
Quarter ended December 31	59.39	50.74	53.05

2004
Quarter ended March 31	61.05	52.12	59.69
Quarter ended June 30	59.02	51.98	52.76
Quarter ended September 30	54.97	51.33	53.20
Quarter ended December 31	57.70	51.99	52.82

2005
Quarter ended March 31	54.49	50.11	50.11
Quarter ended June 30	49.85	46.81	48.20
Quarter ended September 30	50.51	42.49	43.82
Quarter ending December 31 (through November 7, 2005)	48.05	43.50	48.05
Closing price on November 7, 2005			48.05

As indicated above, the market price of the index stock has been highly volatile during recent periods. It is impossible to predict whether the price of the index stock will rise or fall, and you should not view the historical prices of the index stock as an indication of future performance. See “Additional Risk Factors Specific to Your Note – The Market Price of Your Note May Be Influenced by Many Unpredictable Factors” in the accompanying prospectus supplement no. 527.

Hypothetical payment amount:

The tables below show the hypothetical payment amounts that we would deliver on the stated maturity date in exchange for each $47.957 of the outstanding face amount of your note, if the final index stock price were any of the hypothetical prices shown in the left column. For this purpose, we have assumed that there will be no anti-dilution adjustments to the exchange rate and no market disruption events. The first table shows the hypothetical payment amounts in the case where the market price of the index stock does not fall below $40.763, the threshold price, at any time during the measurement period. The second table shows the hypothetical payment amounts in the case where the market price does fall below $40.763 at any time during the measurement period.

The prices in the left column represent hypothetical closing prices for one share of index stock on the determination date and are expressed as percentages of the initial index stock price, which equals $47.957 per share. The amounts in the right column represent the hypothetical cash value of the index stock to be exchanged, based on the corresponding hypothetical final index stock prices, and are expressed as percentages of the initial index stock price. Thus, a hypothetical payment amount of 100% means that the cash value of the index stock that we would deliver in exchange for each $47.957 of the outstanding face amount of your note on the stated maturity date would equal 100% of the initial index stock price, or $47.957, based on the corresponding hypothetical final index stock price and the assumptions noted above.

If the market price of the index stock does not fall below the threshold price at any time during the measurement period:

Hypothetical Final Index Stock Price as % of Initial Index Stock Price	Hypothetical Payment Amount as % of $47.957 Face Amount
200%	115%
125%	115%
120%	115%
115%	115%
110%	110%
105%	105%
100%	100%
90%	100%
86%	100%

If the market price of the index stock does fall below the threshold price at any time during the measurement period:

Hypothetical Final Index Stock Price as % of Initial Index Stock Price	Hypothetical Payment Amount as % of $47.957 Face Amount
200%	115%
125%	115%
120%	115%
115%	115%
110%	110%
105%	105%
100%	100%
90%	90%
85%	85%
50%	50%
0%	0%

The payment amounts shown above are entirely hypothetical; they are based on market prices for the index stock that may not be achieved on the determination date and on assumptions that may prove to be erroneous. The actual market value of your note on the stated maturity date or at any other time, including any time you may wish to sell your note, may bear little relation to the hypothetical payment amounts shown above, and those amounts should not be viewed as an indication of the financial return on an investment in the offered notes or on an investment in the index stock. Please read “Additional Risk Factors Specific to Your Note” and “Hypothetical Payment Amounts on Your Note” in the accompanying prospectus supplement no. 527.

Payments on your note are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on your note are economically equivalent to the amounts that would be paid on a combination of an interest-bearing bond bought, and an option sold, by the holder (with an implicit option premium paid over time to the holder). The discussion in this paragraph does not modify or affect the terms of the offered notes or the United States income tax treatment of the offered notes as described under “Supplemental Discussion of Federal Income Tax Consequences” in the accompanying prospectus supplement no. 527.

Hedging:

In anticipation of the sale of the offered notes, we and/or our affiliates have entered into hedging transactions involving purchases of the index stock on the trade date. For a description of how our hedging and other trading activities may affect the value of your note, see “Additional Risk Factors Specific to Your Note – Our Business Activities May Create Conflicts of Interest Between You and Us” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement no. 527.